NO ACT

1/2
1-2-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005138

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 19 2015

Washington, DC 20549

February 19, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-19-15

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated January 2, 2015

Dear Ms. Sellers:

This is in response to your letter dated January 2, 2015 concerning the shareholder proposal submitted to Dominion by Ruth Amundsen. We also have received a letter from the proponent dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ruth M. Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated January 2, 2015

The proposal requests a report on the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational and other risks to the company's finances.

There appears to be some basis for your view that Dominion may exclude the proposal under 14a-8(i)(10). Based on the information you have presented, it appears that Dominion's public disclosures compare favorably with the guidelines of the proposal and that Dominion has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
(sent via email to: shareholderproposals@sec.gov)

January 16, 2015

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Resolution

Ladies and Gentlemen:

I submitted a shareholder resolution to Dominion Resources, requesting that Dominion prepare a report on reducing environmental hazards related to coal ash disposal and storage. On behalf of Dominion Resources, Inc. Jane Whitt Sellers stated in her letter of January 2, 2015 the intention to omit this resolution from their proxy materials to be distributed in conjunction with their 2015 annual meeting of shareholders, based on Rule 14a-8(i)(10) "substantially implemented" and Rule 14a-8(i)(7) "ordinary business." I hereby submit the following comments urging you to reject Dominion Resources, Inc.'s request. Below is the text of the resolved clause of the resolution:

> RESOLVED: Shareholders request a report, prepared at reasonable cost within six months after the 2015 annual meeting and posted on the company's website, omitting confidential information, on the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational and other risks to the company's finances.

Addressing the challenge of this being "substantially implemented": As Ms. Seller states in her letter, Dominion did post on their Web site in December of 2014 a report on coal ash. However, I do not believe that their report satisfies any part of what is requested by the resolution. The resolution asks for information on Dominion's efforts to reduce hazards, and how those risks may affect company finances and reputation. The report gives only a limited catalog of the sites where Dominion is storing coal ash waste (missing vital information such as total volume of coal ash waste, whether the pond is lined, and amount of water at the site), and does not address the potential costs and risks of a disastrous spill such as the ones at TVA and Duke. As background, Dominion executives called me in December to tell me they were going to post this report, in hopes in would lead to me withdrawing the resolution. I found it interesting that the most urgent desire of one of the Dominion employees on the call was to ensure that the public understand that "Dominion does not want something like that [meaning the Duke spill] to happen." I don't think anyone believes that TVA or Duke employees were sitting around rubbing their hands and saying "Boy, I hope we have a spill." Obviously, no one wants such a spill to occur. The question is, what actions are you willing to take to ensure it does not occur? After the Duke spill, Dominion's action was to post the following on their web site:

> *Following the Dan River incident in North Carolina, Dominion is conducting a thorough review of all of its active and inactive facilities and dams to determine if any conditions exist that are similar to those that caused the Dan River spill. As part of this review, we have verified that there are no storm drainage pipes running under Dominion's ash ponds.*

To me, this is as though Dominion thinks that the only way a spill can occur is through exactly the same mechanism as Duke, and if they can assure the public that they don't have a drainage pipe in a similar state of disrepair, then obviously no contamination from the hundreds of tons of toxic coal ash residue that Dominion is storing in unlined ponds near Virginia waterways can occur. After my filing this resolution, and Southern Environmental Law Center (SELC) and Sierra Club jointly bringing suit against Dominion for their handling of coal ash in Virginia, Dominion decided to also post a coal ash report on their Web site.

I would like to do two things to show that the Dominion report does not satisfy the intent of the resolution. The first is to go through what the existing report does not say. The second is to contrast the information provided by Dominion with the information provided by a company who does appear to actually want to reduce the risk of another spill, Duke Energy.

The resolution asks for how Dominion plans to reduce environmental hazards, and how those efforts may reduce legal, reputational and other risks to the company's finances. For example, since Duke had a drainage pipe fail, Dominion evaluated all of its ponds for that same configuration. But a drainage pipe is not the only way a pond can fail. An unlined pond with a huge volume of coal by-products still presents risks, even if no drainage pipes are present. I don't see anything in the report about evaluating the potential for risk due to volumes in those ponds, what the total volumes of coal ash waste are, what damage zones each could affect, and what it would take in terms of cost and time to truly reduce those risks. In fact, there appears to be nothing in the report about actually reducing risk, only about meeting regulation, which is not the same thing. In compliance with regulation does not mean there is no risk. And, there are still no costs given for following regulation. Ponds are described as "closed" or "no longer in use", but no definition of those terms are given. A "closed" pond that is unlined and still filled with toxic sludge is still a huge risk. The report mentions that the Duke event prompted consideration of additional improvements, but it doesn't appear to detail what all those improvements are, and how much they reduce risk. I don't see that all the ponds are characterized as lined, so I assume that means some are unlined – but the number of unlined ponds/basins is not given, and no costs for lining them or treating them in other ways to reduce risk is given. The risks for having unlined ponds near waterways is not delineated. I don't see anything about costs to line and/or cap ponds, costs and risks for different closure methods, costs for potential excavation, etc. In fact, there are no costs given anywhere in the report. There are no costs for the actions that could be taken, and there is no estimate for the financial risk the company is assuming; i.e., what the financial effect on Dominion would be if the company were to have a spill of the same magnitude of the TVA spill or even the Duke spill. There is no mention of the reputational risk due to the unfavorable mention of Dominion on 60 Minutes as part of the Duke spill story. There is no mention of the financial and reputational risk of the lawsuit brought by SELC & Sierra Club. There is no mention of the cost of following the rules that the EPA has now put in place for handling coal ash waste. There is no mention of probable cost if Virginia or West Virginia were to institute the same rules for coal ash residue that have recently been enacted in North Carolina. There is no mention of the risks and costs if beneficial reuse of some of the types practiced by Dominion were to be disallowed by federal regulation.

Now, to contrast what Dominion has provided with what is available on the Duke Web site. [Admittedly, Duke has had a huge incentive to want to reduce risk of another spill, since they have now experienced the devastation that a single spill can have on the fortunes of a company, including unwanted time in the limelight of 60 Minutes]. Duke has on their Web site complete descriptions of each coal ash site, including the volume of ash, ash type, whether the pond/basin is lined and with what, and also including elevations and maps. It has a plan for closing each one, and has details of how each one will be excavated and closed, including stability analysis to know the risks of structural failure, and dike analysis to evaluate if equipment can be safely situated on top of the dike for work. It talks about the type of forest or plant growth at each site, the amount of water present, risk of contamination of the water, and how ash will be removed at each site, including specific timelines. None of this is done in the Dominion report. Finally, to contrast the information provided, shown here as Appendix A are the summary tables from each report: Dominion's which has pond location, fuel type and name, and Duke's which has plant name, location, status, ash management, number of active, semi-active and inactive ponds, whether basin is lined, size, ash volume in tons, landfills/volume, ashfills/volume, and total ash volume. Dominion, by contrast, gives only pond acreage, and never gives volume in tons of ash (or in any other units), and certainly never gives an overall total like that in the Duke report of 151 million tons of total ash waste being managed. That is a number that definitely gives you a true feel for the level of risk involved.

As an example, a few sample abstracts from the Duke Web site (showing they are actively reducing risk by closing basins, and have a timeline and cost for doing so)[1i]:

> We are developing a comprehensive long-term ash basin strategy to close basins and safely manage ash *[emphasis added]*. We're using a fact-based and scientific approach to identify options that protect groundwater and the environment, are good for the communities around our sites and meet regulatory requirements.
>
> Closing ash basins
>
> There are several options for closing ash basins. We believe that site-specific engineering should help inform the methods used and may include a combination of:
>
> - Excavating and relocating ash to a fully lined structural fill
> - Excavating and relocating the ash to a lined landfill (on-site or off-site)
> - Capping the ash with an engineered synthetic barrier system, either in place or after being consolidated to a smaller area on-site
>
> **Overview of the Dan River Excavation Plan, Phase I**
>
> - **Quantity and Destination:** 1.2 million tons of material will be excavated from the primary and secondary basins and dry ash stacks and taken to the Maplewood (Amelia) Landfill in Jetersville, Va.
> - **Transportation:** Ash will be transported by rail car to the landfill. Plans are currently being made to design and install a rail loading system at the site to accommodate this transport of ash.
> - **Timeline:** Pending all necessary approvals, Duke Energy is prepared to begin moving coal ash within 60 days after receiving necessary permits. Based on current estimates, coal ash excavation could begin by May 2015. Dewatering of the ash basins will begin, along with project planning for later phases to identify storage options including the development of an on-site, lined landfill.
>
> *Inactive Ash Basin*
>
> Prior to 1974, ash was placed in the IAB located southeast of the power plant. The IAB is bordered to the north and east by the Saluda River, to the west by the W.S. Lee Steam Station facilities, and to the south by Lee Steam Plant Road (South Carolina Highway S-22-67). The location of the IAB is shown in Figure 1. Constructed in 1951 and later expanded, the IAB is bound on all sides by a rim dike that encompasses approximately 19 acres. The dike has a crest elevation of approximately 688 feet mean sea level (msl). The elevation of the toe of the dike varies from elevation 645 feet msl along the Saluda River to elevation 668 feet msl in other areas based on topographic survey. The IAB contains approximately 1.1 million tons of ash. The remaining impoundment volume is less than 50 acre-feet, and the height of the dike from the surface of the ash to the crest is less than 25 feet. The surface of the IAB is relatively flat, with

---

[1] All Duke info from http://www.duke-energy.com/ash-management/

isolated high areas, and free water is not present. The majority of the IAB, with the exception of the crest of the dike, is wooded.

Ash Fill Area

Ash was used in the past as backfill into a former soil borrow area identified as the Ash Fill Area. This area encompasses approximately 16 acres located south of and adjacent to Lee Steam Plant Road directly across from the IAB, and includes approximately 256,000 tons of ash. The Ash Fill Area is bordered to the north by Lee Steam Plant Road, to the east by the Saluda River, to the south by undeveloped wooded land, and to the west by a power line and natural gas line right-of-way. The location of the Ash Fill Area is shown in Figure 1. The surface elevation of the Ash Fill Area ranges from a high of approximately 760 feet msl at the southern boundary to a low of approximately 650 feet msl at the northeast boundary. The majority of the Ash Fill Area is wooded, with the exception of paths cleared for recent geotechnical exploration activities.

VII. Stability Analysis

Inactive Ash Basin

To provide data for evaluation of the stability of the IAB dike, S&ME executed a field and laboratory data collection program to establish the as-built dike cross section at representative locations and the engineering properties of the soil and comingled soil/ash layers. The locations of these representative cross sections are shown in Figure 4 and the cross sections are presented in Figures 5 through 11. S&ME then evaluated the stability of both existing conditions and those anticipated during ash removal.

Altogether, I do not believe that the material that Dominion has presented satisfies the resolution in terms of actions to reduce risk, and how those efforts may reduce legal, reputational and other risks to the company's finances. Reading through the Dominion report and then the Duke report provides a stark contrast for which one actually addresses risk reduction.

Addressing the challenge via Rule 14a-8(i)(7) "ordinary business": Ms. Sellers states in her letter that the resolution seeks to micro-manage the company. Dominion has already produced a report on coal ash, so obviously making that information public was not seen as too much micro-management and "probing too deeply into complex issues." Companies like Duke Energy have seen fit to post the information on what the company is doing to reduce the risk of coal ash spills, partly because they have seen that it is in the public interest for them to be forthright about their efforts in regards to such a huge potential risk to both the public and the company. The risk of a large coal ash release is not only a huge public health hazard, which could affect the lives, livelihoods and health of hundreds of people, but it is also a matter that affects the reputation and financial health of Dominion, and thus is properly a matter for shareholders to have visibility into.

Ms. Sellers' letter also states that the resolution deals with choice of technology and thus it is not a proper matter for a shareholder resolution. But this resolution does not in any way try to define what technology should or should not be used to store or dispose of coal ash. This resolution only asks that, because two other companies recently have experienced horrific events related to coal ash storage, that Dominion report to shareholders on what actions they are taking the reduce those risks, and what effect those actions might have on reducing reputational and financial risks to the company – in other words, asking Dominion to tell shareholders how it is trying to prevent another TVA or Duke-type spill from occurring to Dominion. The resolution, in fact, doesn't ask Dominion to reduce the risks – it simply asks for a report on what actions they are taking in that regard. It could be that Dominion feels that the risk is zero, and thus the company is taking no action, and that would be the substance of the report. But the resolution certainly doesn't mandate or suggest any particular technology or set of actions for Dominion to take.

Ms. Sellers' letter states that preparation of a report of this type "would be an expensive task and unduly burdensome, requiring significant time and resources." If there were to be a spill of the magnitude of TVA, I am sure that the residents whose houses were destroyed, the schoolchildren whose school was destroyed, the people who lost loved ones in the spill, and the hundreds of people whose livelihood, health and community were poisoned by the spill, would not feel that it would have been "unduly burdensome" for Dominion to report on ways to avoid that risk. In fact, I am not sure if the Dominion executives themselves, if that spill were to occur, would not feel in hindsight that perhaps the report would have been a good idea. And certainly, if the fish in the river, the birds (and people) who eat them, and the trees and plants, all had voices, they might say that a report of this type is not an undue burden. I am sure that Duke now wishes they had more fully evaluated and perhaps reduced their risks, before the spill drove not only additional public pressure and oversight, but additional NC laws and regulations that are "expensive and burdensome" to comply with. Dominion is taking on a risk by not evaluating the impact of an event that is obviously not impossible, and either they have not realistically looked at the financial and reputational/legal risks, or they have not shared that information with shareholders. In either case, the shareholders do have a right to ask for that risk to be reported on, and for Dominion to share what actions are being taken to reduce risk.

For the foregoing reasons, I urge you to reject the Company's no action request. I respectfully request that my proposal not be excluded from the proxy materials for the 2015 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain its intent to so exclude it. Please feel free to phone or e-mail me with any questions.

Sincerely,



Ruth M. Amundsen

Cc: Jane Whitt Sellers
jsellers@mcguirewoods.com

Meredith Sanderlin Thrower, Senior Counsel
Meredith.S.Thrower@dom.com

Karen Doggett, Assistant Corporate Secretary and Director – Governance
Karen.Doggett@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

Appendix A: Dominion and Duke Energy Summary Tables

APPENDIX A – DOMINION COAL ASH STORAGE

Station	Location	Primary Fuel Type	CCR Pond/Landfill
Bremo Power Station	Bremo Bluff, VA	Gas[1]	Bremo North Pond Bremo West Pond Bremo East Pond[4]
Chesapeake Energy Center	Chesapeake, VA	Coal[2]	Chesapeake Bottom Ash Pond Chesapeake Landfill
Chesterfield Power Station (Units 3–6)	Chester, VA	Coal	Chesterfield Lower Ash Pond Chesterfield Upper Ash Pond
Clover Power Station	Clover, VA	Coal	Clover Landfill
Mecklenburg Power Station	Clarksville, VA	Coal	No onsite disposal facility[5]
Mount Storm Power Station	Mount Storm, WV	Coal	Mount Storm Landfill
Possum Point Power Station (Units 3 & 4)	Dumfries, VA	Gas[3]	Possum Point Pond D Possum Point Pond E Possum Point Pond A-B-C[4]
Yorktown Power Station (Units 1 & 2)	Yorktown, VA	Coal	Yorktown Landfill
Virginia City Hybrid Energy Center	Virginia City, VA	Coal	VCHEC - Curley Hollow Landfill

1. Bremo Power Station completed the conversion of Units 3 and 4 from coal to natural gas in June 2014.
2. Chesapeake Energy Center coal-fired boilers will cease operations on December 31, 2014, and will be decommissioned in 2015.
3. Possum Point Power Station completed the conversion of Units 3 and 4 from coal to natural gas in May 2003.
4. Bremo Pond East and Possum Point Pond A-B-C are no longer in use.
5. Coal ash from Mecklenburg Power Station is transferred to the Chesterfield Upper Ash Pond.

(from https://www.dom.com/library/domcom/pdfs/corporate/our-commitments/environment/coal-ash-report-2014.pdf)

DUKE ENERGY.

North Carolina Ash Basins, Landfills and Fills

Plant	Location	Plant status	Current ash management	Number of active ash basins[1]	Number of semi-active ash basins[1]	Number of inactive ash basins[1]	Total number of ash basins	Size (acreage of all basins)	Ash inventory in basins (tons)	Number of landfills[1]	Inventory in landfills (tons)	Number of ash fills[1]	Inventory in fills (tons)	Total volume of ash at the site (tons)
Allen	Belmont	Operating	Dry fly ash beneficially reused or managed in a lined landfill; basin receives bottom ash.	1	0	1	2	301	11,580,000	1	930,000	3	1,430,000	13,940,000
Asheville	Asheville	Operating	Ash managed in basin and directed to a lined fill project at airport; developing future strategy.	1	0	1	2	78	3,010,000	0	0	0	0	3,010,000
Belews Creek	Belews Creek	Operating	Dry fly ash beneficially reused or managed in a lined landfill; basin receives bottom ash.	1	0	0	1	342	12,610,000	3	11,210,000	1	970,000	24,790,000
Buck	Salisbury	Retired	Ash no longer generated at site.	0	3	0	3	134	5,060,000	0	0	1	250,000	5,310,000
Cape Fear	Moncure	Retired	Ash no longer generated at site.	0	1	4	5	173	5,670,000	0	0	0	0	5,670,000
Cliffside	Mooresboro	Operating	Unit 6 dry fly and bottom ash managed in a lined landfill; unit 5 directs ash to basins.	1	1	1	3	144	6,540,000	1	620,000	0	0	7,160,000
Dan River	Eden	Retired	Ash no longer generated at site.	0	1	1	2	43	1,170,000	0	0	2	1,450,000	2,620,000
H.F. Lee	Goldsboro	Retired	Ash no longer generated at site.	0	1	4	5	314	5,910,000	0	0	1	60,000	5,970,000
Marshall	Terrell	Operating	Dry fly ash beneficially reused or managed in a lined landfill; basin receives bottom ash.	1	0	0	1	450	22,270,000	3	7,000,000	2	5,730,000	35,000,000
Mayo	Roxboro	Operating	Dry fly ash beneficially reused or managed in a lined landfill; bottom ash managed in a lined landfill.	1	0	0	1	144	6,900,000	1	0	0	0	6,900,000
Riverbend	Mount Holly	Retired	Ash no longer generated at site.	0	2	0	2	69	2,730,000	0	0	2	1,800,000	4,530,000
Roxboro	Semora	Operating	Dry fly ash beneficially reused or managed in a lined landfill; basin receives bottom ash.	1	0	1	2	495	16,440,000	1	10,540,000	1	520,000	27,500,000
Sutton	Wilmington	Retired	Ash no longer generated at site.	0	1	1	2	137	6,320,000	0	0	1	840,000	7,160,000
Weatherspoon	Lumberton	Retired	Ash no longer generated at site.	0	0	1	1	55	1,700,000	0	0	0	0	1,700,000
TOTAL				7	10	15	32	2,879	107,910,000	10	30,300,000	14	13,050,000	151,260,000

For Duke, only the table for NC is shown, but Duke has separate information for each state.
From http://www.duke-energy.com/ash-management/

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 2, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Ruth Amundsen Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 21, 2014, by Ruth Amundsen ("Ms. Amundsen" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2015. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Amundsen any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> WHEREAS: Dominion Resources Inc.'s past and present coal-fired power plant operations have created large amounts of hazardous coal ash, yet Dominion has done little to disclose the environmental, legal, and reputational risks of these operations to shareholders, and
>
> WHEREAS: Spills of coal ash stored by other coal-burning electric utilities in recent years have caused those utilities major expense and environmental, legal, and reputational risk,
>
> RESOLVED: Shareholders request a report, prepared at reasonable cost within six months after the 2015 annual meeting and posted on the company's website, omitting confidential information, on the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational, and other risks to the company's finances.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

DISCUSSION

I. Rule 14a-8(i)(10) – The Proposal may be excluded because it has been substantially implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see e.g., *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement), *Dominion Resources, Inc.* (January 19, 2012) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the Company's organizational documents that would eliminate all super-majority shareholder voting requirements in favor of "a majority of the votes cast for and against the proposal" standard where the Company amended its final super-majority voting provision to instead require "the affirmative vote of a majority of the outstanding shares entitled to vote") and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. For example, for the Company's 2013 annual meeting, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The Staff permitted the exclusion because the public disclosures made by the Company pursuant to state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). See also *Dominion Resources, Inc.* (January 24, 2013) (Staff allowed the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed Exxon to exclude the proposal in reliance on Rule 14a-8(i)(10). See also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Company's disclosures in its publicly available Coal Ash Management Report 2014 available on its website equate to substantial implementation of the Proposal.

The Proposal requests that the Company prepare a report on "the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational, and other risks to the company's finances." The essential objectives of the Proposal are to elicit disclosure regarding (i) whether the Company recognizes and makes efforts to mitigate the environmental hazards associated with its coal ash disposal and storage operations and (ii) whether the Company is making appropriate efforts to reduce legal, reputational and other risks to the Company's finances that may flow from the fact that its generation operations produce coal ash as a byproduct. These objectives are already being met by the Company through its publicly available Coal Ash Management Report 2014 (the "Report") available on the Company's website at https://www.dom.com/library/domcom/pdfs/corporate/our-commitments/environment/coal-ash-report-2014.pdf and through its Coal Combustion Residuals ("CCR") Impoundment Assessment Report, filed with the U.S. Environmental Protection Agency ("EPA") and available at http://www.epa.gov/wastes/nonhaz/industrial/special/fossil/surveys2/finlet/dom_finlet.pdf. A link to the EPA report is also included in the Company's Report under the heading "Our Commitment to Safe Operation of Our Facilities."

Consistent with the report requested in the Proposal, the Company's Report describes each of the Company's facilities that generate and store coal ash as well as the steps taken at each facility to manage these byproducts in compliance with existing and new regulations designed to reduce the risk of environmental hazards associated with each facility's coal ash disposal and storage operations. Specifically, under the heading "Facility Descriptions," the Report describes each facility's landfill or pond coal ash storage operations. The Report details the Company's use of caps and liners, waste removal, ground-water monitoring practices and use of air pollution control equipment to protect the environment. The Report also describes the results of EPA inspections of the Company's coal ash ponds and notes that the Company addressed all of the recommendations that resulted therefrom to the satisfaction of the EPA. The Report also describes the Company's efforts to further reduce any risks posed to the environment by the Company's coal ash storage and disposal operations under the heading "Our Commitment to Safe Operation of Our Facilities," which details the improvements the Company made to its coal ash storage and disposal facilities and risk management practices in the wake of the February 2014 Duke Energy coal ash release referenced in the Proposal's Supporting Statement. Specifically, the Company has undertaken enhanced risk management practices including increased internal scrutiny of its ponds, inspection practices and operation and maintenance programs. The above-mentioned disclosure is consistent with the first objective of the Proposal, which is to elicit disclosure regarding whether the Company recognizes and makes efforts to mitigate the environmental hazards associated with its coal ash disposal and storage operations.

In addition, the Report also implements and is consistent with the second objective of the Proposal, which is to elicit disclosure regarding whether the Company is making appropriate efforts to reduce legal, reputational and other risks to the Company's finances that may flow from the fact that its generation operations produce coal ash as a byproduct. Taken sequentially, under the heading "New and Proposed Regulations," the Report describes the new coal ash rule finalized by the EPA on December 19, 2014 (the "EPA Coal Ash Rule"), which determined that coal ash should be managed as a solid waste. The EPA has determined that coal ash is not a hazardous waste. The EPA Coal Ash Rule also requires that regulated companies publish groundwater monitoring data on a public website. The Report also describes the EPA's proposed Clean Water Act Effluent Limitation Guidelines for the Steam Electric Power Generating Category ("ELG Rule") which will also regulate CCR ponds and is expected to become final in September 2015. The Report notes that Dominion is already at work developing a plan for compliance with the EPA Coal Ash Rule and ELG Rule and describes certain actions that the Company is already taking to reduce environmental risks and thereby legal, reputational and other risks to its finances by meeting the standards imposed by the new rules, such as by developing plans to retrofit its Chesterfield station to convert from wet to dry ash management. The Report also acknowledges, under the heading "Financial Risks" the financial risks and uncertainties associated with regulatory compliance in this area and with regulatory proceedings or private litigation that may stem from it.

The Company believes it has provided, and intends to continue to provide, appropriate disclosures to its investors regarding its coal ash disposal and storage operations and related risks. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted upon favorably.

Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's current Report does here with respect to Ms. Amundsen's primary goals, namely that the Company focus on and make disclosures regarding the risks associated with coal ash disposal and storage operations, then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

II. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976). Consistent with these standards, the Staff has further interpreted this to mean that shareholder proposals are excludable if they relate to a company's choice of technologies in its operations (See *infra* Section II.B.).

Therefore, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by probing too deeply into the complex issues of how the Company determines the technologies used in the disposal and storage of coal ash byproducts generated in the ordinary course of its energy generation business and/or how the Company determines the technologies to use for energy generation, and requiring management's preparation of a specific report on these issues presumably in addition to reports which it has already determined to prepare.

B. The Proposal May be Excluded Under Rule 14a-8(i)(7) because it Relates to the Company's Choice of Technologies.

The nature of the Company's business is to generate electricity and one of the ways in which the Company generates electricity is by burning coal. Because of its abundance and proven effectiveness as a fuel source, coal continues to be the fuel source for a significant amount of electricity produced in the U.S. According to the U.S. Energy Information Administration, the combustion of coal generated approximately 39% of all electricity produced in the U.S. in 2013. A natural byproduct of this business activity is the production of coal ash. While the extent to which the Company uses coal as fuel has declined in recent years, generating electricity through burning coal, and thereby the production and subsequent management of coal ash, has been and remains integral to the Company's ability to generate electricity. Therefore, the subject matter of the Proposal directly involves an ordinary business matter of the Company.

The Proposal requests a report on "the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational, and other risks to the company's finances." However, the Proposal's mention of "environmental hazards" and request for a review of risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in SLB 14E, in evaluating shareholder proposals that request a risk assessment:

> Rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the

> report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. For instance, in *Exxon Mobil Corp.* (March 6, 2012), the Staff concurred with the exclusion of a proposal that required the company to prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with oil sands." Exxon Mobil Corp. noted in its no-action request that "the Proposal relates to a specific process and technology used by the Company in developing its products" and that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters." *See also, Consol Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); *The TJX Companies, Inc.* (March 29, 2011) (concurring in the exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment); *Amazon.com, Inc.* (March 21, 2011) (same); *Wal-Mart Stores, Inc.* (March 21, 2011) (same); *Lazard Ltd.* (February 16, 2011) (same); *Pfizer Inc.* (February 16, 2011) (same).

Similar to the proposal in *Exxon Mobil Corp.*, the Proposal is structured as a request to provide a report on actions the Company is taking or could take to reduce environmental hazards arising from a subject matter that constitutes ordinary business operations. More specifically, the Proposal focuses on the Company's choice of technology for storing and disposing of coal ash produced in the generation of electricity, which is at the heart of the Company's day-to-day business operations. The choice regarding the type of technology the Company uses to store and dispose of the coal ash produced in the generation of its energy products is a complex process that requires an assessment of a myriad of operational, technical, financial and legal factors that requires analysis of governmental rules and regulations, scientific information and new technologies. Complexity is increased by new laws and regulations still in the process of being adopted relating to coal ash storage and disposal. See, e.g., the EPA's Coal Ash Rules adopted December 19, 2014. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's choice of technologies.

B. The Proposal is Excludable Under Rule 14a-8(i)(7) because it Seeks to Impermissibly Micro-Manage the Company's Business.

The Proposal implicates exactly the type of day-to-day business operations the 1988 Release indicated are both impractical and too complex to subject to shareholder oversight and therefore the Proposal is an improper subject for shareholder consideration under Rule 14a-8(i)(7). The report requested by the Proponent essentially amounts to a request for an internal evaluation of the Company's ordinary business activities and associated risks, including the Company's compliance and governance processes, all of which are properly left to the business judgment of the Company's management. The Company's officers are already responsible for the complex process of identifying, analyzing, evaluating and responding to operational, financial, reputational and litigation risks and the environmental impact of its coal burning operations, including the production of coal ash, its use, storage and disposal, and the policies and regulations that may affect its operations. It is the Company's officers, in consultation with Company engineers, environmental professionals and legal counsel, not the Company's shareholders, who have the expertise and practical experience in these matters which places them in the position to best address the complex and comprehensive regulations to which the Company is already subject and to which it may become subject, and to determine what actions the Company should take to meet or exceed these regulations and manage the various risks related to its ordinary business activities.

Further, due to the nature of the Company's business, the preparation of a report of the type requested by the Proposal beyond what is already produced by the Company would be an expensive task and unduly burdensome, requiring significant time and resources to conduct redundant detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of one of the nation's largest producers and transporters of energy, including an analysis of various decisions, strategies and plans formulated and implemented at various Company generation plants. Furthermore, the Proposal would not add any value to the shareholders or the Company's operations because the Company already evaluates its compliance on a regular basis with the regulatory standards that govern coal ash operations to ensure that the Company's operations are sufficiently protective of human health and the environment. Undertaking to prepare yet another report in such detail would necessarily divert the Company's management and employees from focusing on activities designed to maximize shareholder value and minimize risk, such as oversight of daily operations to maintain compliance with existing requirements, and would require unnecessary and duplicative work on the part of the Company. Such diversions of the Company's resources to describe matters already being properly addressed by the Company in the ordinary course of its day-to-day business is precisely the type of micro-management by shareholders that the Commission sought to avoid in the 1998 Release.

For all of the above reasons, the Proposal should be omitted under Rule 14a-8(i)(7) because it deals with a matter concerning the Company's ordinary business operations and related risk evaluations.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior

Counsel – Corporate Finance, Securities & M&A, at (804) 819-2139 or at meredith.s.thrower@dom.com.

Sincerely,



Jane Whitt Sellers

Enclosures
cc:

Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Ms. Ruth Amundsen

Exhibit A

Correspondence

Karen Doggett (Services - 6)

From:	Ruth McElroy Am***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 21, 2014 1:15 PM
To:	Carter Reid (Services - 6)
Cc:	Karen Doggett (Services - 6)
Subject:	Shareholder resolution submission on coal ash risk
Attachments:	Amundsen share ownership letter 2015.pdf; Amundsen submittal letter 2015.pdf; Dominion 2015 Coal Ash Resolution.pdf

Dear Ms. Reid and Ms. Doggett,
Attached please find submission of a shareholder resolution for the 2015 shareholder meeting, as well as my proof of share ownership. Let me know if you would prefer to have the resolution in Microsoft Word format.
Please let me know if you have questions.
Thanks and Happy Thanksgiving,
Ruth

Ruth Amundsen

FISMA & OMB Memorandum M-07-16

Ruth Amundsen

FISMA & OMB Memorandum M-07-16

November 21, 2014

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on risk mitigation for coal ash that I would like to submit for inclusion in the 2015 proxy statement for the 2015 shareholders' meeting.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2015 shareholders' meeting. I am attaching confirmation of continuous share ownership of more than one year prior to today's date from my broker, Davenport & Co., with this email.

Please feel free to contact me at the above email or phone. Please note that I would be happy to conduct all correspondence via email.

Thank you for your time and attention.

Sincerely,



Ruth Amundsen

WHEREAS: Dominion Resources Inc.'s past and present coal-fired power plant operations have created large amounts of hazardous coal ash, yet Dominion has done little to disclose the environmental, legal, and reputational risks of these operations to shareholders, and

WHEREAS: Spills of coal ash stored by other coal-burning electric utilities in recent years have caused those utilities major expense and environmental, legal, and reputational risk,

RESOLVED: Shareholders request a report, prepared at reasonable cost within six months after the 2015 annual meeting and posted on the company's website, omitting confidential information, on the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, and how those efforts may reduce legal, reputational, and other risks to the company's finances.

Supporting statement:

In February 2014 some 39,000 tons of coal ash spilled into the Dan River at a coal-ash disposal pond in Eden, North Carolina that was owned and operated by Duke Energy, Inc., a major electric utility. The spill received nationwide attention and seriously tarnished the reputation of Duke Energy, and exposed it to significant financial liabilities, as well as possible criminal liability. See "Ash Spill Shows How Watchdog Was Defanged," *New York Times*, March 1, 2014, p. A-1; "Grand jury launches criminal probe of coal ash spill," *Charlotte Observer*, February 13, 2014. A similar, even larger, spill occurred in 2008 at a facility in Tennessee owned and operated by the Tennessee Valley Authority. As *USA Today* has reported (after the TVA spill but before the Duke Energy spill): "[F]ive years later, coal ash remains largely unregulated." "5 years after coal-ash spill, little has changed," *USA Today*, December 24, 2013.

As the parent company of a major electric utility that has burned coal for decades, creating and storing huge amounts of hazardous coal-ash waste, Dominion is exposed to significant potential liability for disasters of the type that occurred recently in Tennessee and North Carolina. It is essential for the company to disclose these risks to its shareholders, and to report to shareholders on its efforts to reduce environmental, legal, and reputational risk from its coal-ash storage and disposal operations.

DAVENPORT & COMPANY

SINCE 1863

November 21, 2014

Ms. Carter Reid
Vice President of Governance & Corporate Security
Dominion Resources
P.O. Box 26532
Richmond, VA 23261

Dear Ms. Reid:

As of November 21, 2014, our client Ruth McElroy Amundsen held, and has held continuously for at least one year, 1060 shares of Dominion Resources Inc. (D) common stock. At all times during the year, the market value of those stocks exceeded $2,000.00.

All shares are held in accounts with Davenport & Company LLC (Tax ID #54-1835842 and DTC participant #0715.)

Furthermore, she plans to hold all of these shares through the date of the 2015 annual Dominion shareholders meeting.

Please contact me with any questions or concerns at 1-886-454-1064.

Sincerely,



Thomas Y. Cho
Senior Vice President, Investments